Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: SureWest Communications
File No. of Related Registration Statement: 333-180407
PARTICIPANTS

Corporate Participants

Matthew Smith – Treasurer & Finance Director

Robert J. Currey – President, Chief Executive Officer & Director

Steven L. Childers – Chief Financial Officer & Senior Vice President

Other Participants

David G. Coleman – Analyst, RBC Capital Markets Equity Research

Barry M. Sine – Analyst, Drexel Hamilton LLC

Frank G. Louthan – Analyst, Raymond James & Associates

Donna A. Jaegers – Analyst, D. A. Davidson & Co.

Jennifer Murtaugh Fritzsche – Analyst, Wells Fargo Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator:  Good day, ladies and gentlemen, and welcome to the Consolidated Communications Holdings Inc. First Quarter 2012 Results Conference Call. At this time, all lines are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. [Operator instructions] As a reminder, today’s call is being recorded.

I would now like to turn the conference over to your host, Matt Smith, Treasurer and Director of Investor Relations. Please begin.

Matthew Smith, Treasurer & Finance Director

Thank you, Shan, and good morning, everyone. We appreciate you joining us today for our first quarter 2012 earnings call. Joining me on the call today are Bob Currey, President and Chief Executive Officer; and Steve Childers, Chief Financial Officer.

After the prepared remarks, we’ll conduct a question-and-answer session. I will now review the Safe Harbor provisions of the call and then turn it over to Bob. This call may contain forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements reflect, among other things, management’s current expectations, plans and strategies, and anticipated financial results, all of which are subject to known and unknown risks, uncertainties, and factors that may cause the actual results to differ materially from those expressed or implied by these forward-looking statements. Please see our public filings with the Securities and Exchange Commission for more information about forward-looking statements and related risk factors.

In addition, during this call, we will discuss certain non-GAAP financial measures. Our earnings release for this quarter’s results, which has been posted to the Investor Relations section of our website, contains reconciliations of these measures to their nearest GAAP equivalent.

I will now turn the call over to Bob, who will provide an overview of our financial and operating results. And Steve Childers will then provide a more detailed review of the financials. Bob?

Robert J. Currey, President, Chief Executive Officer & Director

Thanks, Matt, and good morning, everyone. Thanks for joining us today. I’ll make a few comments about our performance in the quarter and then provide an update on our progress and excitement with the SureWest acquisition that we announced in February. Steve will then provide a detailed review of the financials.

We’re pleased to kick-off the year with such a solid quarter. Revenue was $93.4 million and adjusted EBITDA was $46.3 million, resulting in a dividend payout ratio of 56.9%. We also delivered strong operating metrics. We’re off to a great start on our key initiatives, which include strengthening the top line, investing for growth and closing on the SureWest transaction.

I’m quite pleased with the progress we have made on the top line. In fact, revenue over the last six months increased by 1.1% versus the prior six-month period. We continue to drive growth in our broadband services with the subscriber increases of over 2,400 in the quarter. This represented growth of over 1,400 from high-speed Internet and 1,000 from video and is consistent with the broadband growth we delivered in the first quarter of last year.

We now penetrate 17% of the homes we passed with the video service and continue to see significant upside. We’re continuing to drive ARPU higher and churn lower through our diversified product set and exceptional customer service. Our access line performance was also very strong in the quarter and was in fact the best ever.

The economic backdrop is stabilizing and we are seeing some new activity around Greenfield developments in our Texas markets. In these cases, we’re deploying fiber-to-the-home and now serve over 5,000 direct fiber-fed customers with an additional 8,000 homes passed.

On the commercial side, we saw quite a bit of demand for our Metro E Services and our hosted VOIP solution. Also, we extended the fiber off of our transport network in Texas with multiple success-based builds for opportunities with some universities and institutions.

On the carrier side, we continue to see growth. We added another 149 wireless backhaul circuits during the quarter, raising the annualized installed revenue under these agreements to $6.2 million. So, overall, we’re assuming the financial benefits of these investments and we expect to continue to see the demand for these services throughout the year.

So now let me provide some updates around the SureWest acquisition that we announced on February 6. We have received all federal approvals and next week we will receive the final approval in Kansas. We are on a path to approval in California, which is now expected in early June. Shareholder votes for both companies will be tallied at our respective shareholder meetings scheduled for June 12 and we are expecting to close sometime early in the third quarter.

We have had multiple cross management team meetings and have prioritized several initial integration steps. I personally have made three trips to Sacramento and two trips to Kansas City since we announced the deal.

The SureWest employees have been collaborative to work with and they are justifiably proud of what they have built and accomplished. Efforts are underway on setting the complete integration timeline and I’ll provide more detailed updates as we move along the process. We are more confident than ever that this will be a smooth transition and I’ve decided about what the combined companies can accomplish.

So with that, I’ll now turn the call over to Steve for the first quarter financial review.

Steven L. Childers, Chief Financial Officer & Senior Vice President

Thanks, Bob, and good morning to everyone. I’ll review the quarterly financial performance and then provide an update to our financial guidance. As Bob mentioned, we are very pleased with the results for the quarter. Operating revenue for the first quarter of 2012 was $93.4 million compared to $95.4 million in the same period of 2011.

The first quarter of 2011 included a non-recurring benefit of $700,000 for a NECA settlement on access revenue. When excluding this one-time benefit, revenues declined by $1.3 million or 1.4%. Declines in local calling, network access and long distance revenues were partially offset by increases in data and Internet services.

Total operating expenses, excluding the depreciation and amortization, were $60.2 million compared to $56.4 million for the same period last year. The increase is mostly due to transaction costs relating to the SureWest acquisition, which totaled $4.8 million in the quarter. Excluding these costs, expenses declined by $1 million due to our continued focus on efficiency improvements.

Net interest expense for the quarter was $14.6 million compared to $11.9 million in the first quarter of 2011. The increase was driven primarily by $3.1 million in amortization and commitment fees in the bridge financing for the SureWest acquisition.

In addition, [indiscernible] (07:38) amendment and extension of our credit agreement increased the rate on the extended debt by 125 basis points, resulting in approximately $1.4 million higher interest costs. These increases were partially offset by $1.8 million in lower interest on our interest rates swap agreements.

Other income net was $6.5 million for the quarter and was $7.1 million for the same period last year. During the quarter, we received $6.2 million in cash distributions from our wireless partnerships compared to $6.9 million for the first quarter of 2011. The decline in cash distributions was due to the increase in smartphone subsidiaries mostly related to the iPhone 4S launch in October.

Weighing all these factors on a GAAP basis for the first quarter of 2012, net income was $1.8 million and net income per common share was $0.06 compared to net income of $7.4 million and net income per common share of $0.25 for the first quarter of 2011.

It is important to note that net income and earnings per common share were impacted by the financing and transaction costs related to the acquisition of SureWest. In the quarter on a pre-tax basis, we recognized $4.8 million in fees primarily related to the February bank credit amendment and then $3.1 million in non-cash interest expense related to the amortization and the fees to secure our committed Bridge financing.

When excluding the acquisition related costs from earnings, our net income and net income per share would have been $7 million and $0.24 per share respectively. Adjusted EBITDA was $46.3 million in the quarter compared to $48.4 million for the same period of last year.

Capital expenditures for the quarter were $11.2 million. From a liquidity standpoint, we ended the quarter with $98.5 million in cash and our $50 million revolver remained undrawn.

For the quarter, our total net leverage ratio as calculated in our earnings release was 4.19 times to 1. Our leverage and coverage ratios were well within compliance level at the credit facility. Cash available to pay dividends was $20.3 million resulting in a solid dividend payout ratio of 56.9%.

Now let me update you on our guidance for 2012. Capital expenditures and cash interest expense are unchanged with CapEx expected to be in the range of $42 million to $44 million and cash interest expense expected to be in the range of $44 million to $46 million. These are exclusive expenses related to the SureWest transaction.

Cash income taxes are now expected to be in the range of $6 million to $9 million compared to previous guidance of $15 million to $18 million. This change reflects our current view of the estimated impact for the transaction related expenses on SureWest.

With respect to our dividend, our Board of Directors has declared the next quarterly dividend of approximately $0.39 per common share payable on August 1, 2012 to shareholders of record on July 13, 2012.

With that, I’ll now turn the call back over to Bob for closing remarks.

Robert J. Currey, President, Chief Executive Officer & Director

So in summary, we had another solid quarter and are excited about our future. We’re investing in the business for growth and providing exceptional service to our customers. We’re delivering positive financial results for our shareholders and we’re positioning the company for the future with this very important acquisition.

This combination with SureWest provides the company with the more diversified and growing revenue base and improved balance sheet and a more competitive product and service portfolio. It also results in a company with a larger market cap and more liquidity; all of which increase shareholder value.

So with that summary, Shan, I’d like to open it up for questions.

QUESTION AND ANSWER SECTION

Operator:  Thank you. [Operator Instructions] Our first question comes from Dave Coleman of RBC. Please go ahead with your question.

<Q – David Coleman – RBC Capital Markets Equity Research>: Thank you. Just a couple of questions. Just looking at the reported or the income statement, the revenues by product line; was there a reclassification of local revenues to data and Internet? And then I guess then secondly, if you could talk about the IPTV or the video competition in your markets, and then finally the percentage of customers that are on double play or triple play products. Thanks.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Hi, Dave; this is Steve Childers. I’ll take the first part of your question with the reclassification from data to local, and you asked – you reclassified some [ph] LMS (12:58) credits of new programs that we have, we moved – we carried that data and revenue last year. We’re now reporting that [indiscernible] (13:07)

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, Dave, as far as competition, we’ve got the cable players one in each of our markets. We can give you the detail on those and we’ve done that in the past, and some satellite in some of the more rural areas. The competition continues to be the same as it has been over the last couple of years, some introductory offers, lots of direct mail, billboard advertising and the introductory offers and then trying to upsell, and everybody is pretty much following the same playbook.

As far as the percent of people in double and triple play, 49% of our customers take our DSL product. We have 49% penetration of DSL. As far as the percent of customers taking the triple play, I don’t have that number right off the top of my head. I’ll get back to you on that.

<Q – David Coleman – RBC Capital Markets Equity Research>: Okay, that’s fine. So, are you offering DSL standalone or is a [indiscernible] (14:40) voice?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: No, we decoupled that a number of years ago, and we sell what we call a naked DSL. We charge $5 extra for it when it’s not coupled with an access line.

<Q – David Coleman – RBC Capital Markets Equity Research>: Okay. So then the double play will be some amount lower than the 49% presumably?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: That’s correct.

<Q – David Coleman – RBC Capital Markets Equity Research>: Okay. And then just – it sounds like on the video side, the level of competition is about the same as the past, six, 12 months [ph] will have any change there (15:12)?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Actually the last two or three years, Dave, it’s been pretty much the same.

<Q – David Coleman – RBC Capital Markets Equity Research>: Okay, great. Thank you.

Operator:  Our next question comes from Barry Sine with Drexel Hamilton. Please go ahead with your question.

<Q – Barry Sine – Drexel Hamilton LLC>: Good morning, gentleman. I wanted to first follow-up on the comments you’ve made about the Greenfield market expansion done in Texas with the additional homes. How does that square up, if I look at the line item that you report for IPTV home this past. I haven’t seen that go up in recent quarters. How does that square and then what is the outlook for that with the new Greenfield activity cause that number to go up going forward?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yes, it will. We don’t have – we didn’t have a large number of planned new passings in our forecast or build [ph] whereas (16:08) some of these Greenfields in many of these Dave were there before, but what we’re starting to see now is while they were shutdown when the economy was slow, the home building stopped. So we had some fiber in trenches and now that homes are starting to in these greenfields that were stopped, we’ve got fiber there and were just finishing it into the home.

And quite frankly, as we’ve said it in the past, at 17% penetration and with 30% in some of our early markets, we have a lot of upside potential there and so rather than out building into new areas with the exception of Greenfield and mostly in Texas where the housing market has [ph] turned the led (16:59) the nation probably for the last decade. So we’re seeing there those will be the only new homes basically that will pass.

<Q – Barry Sine – Drexel Hamilton LLC>: For the last three quarters you’ve reported 211,000-odd homes passed for IPTV. I have don’t see that number going up but you are talking about the 5,000 and the 8,000 number. So how do I square those, what you’re reporting with what you’ve said in the script?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Those are homes that were already ploughed. There was fiber in the trench and houses now are starting to be built into it. So they were technically in our account even though there wasn’t a house there at that particular time. And so there is not a new build going on, it’s just connecting that fiber. And that’s why I said we have 13,000 fiber passings down there but they didn’t all have homes, because the homes hadn’t been built when the economy turns out.

<Q – Barry Sine – Drexel Hamilton LLC>: So will that 211,000 number go up based on what you’re seeing in the Texas Greenfield markets?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: It potentially – but it won’t go up a huge amount. We hope it goes up obviously if the economy were to continue to turn, we’d hope that Texas will be the first place we see it. And we’re seeing it now and we’re seeing some activity by the builders but I’m – it’s not going to be 10,000 or 15,000, Dave. It’s going to be maybe a few thousand homes we hope.

<Q – Barry Sine – Drexel Hamilton LLC>: And shifting gears to talk about the access and subsidy line item, obviously that’s a pretty dynamic environment with federal rules changing. Could you give us an update in terms of what you’re seeing for the rest of the year on those line items and include anything you’ve seen on the Connect America Funding you might receive?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, well, as you’re aware, a lot of the rules are still being formulated, and that’s why we’re so excited about the SureWest transaction. On a pro-forma basis, our exposure which has been coming down each year, we’ve had to manage $6 million to $7 million a year for the last couple of years in reduced access charges and USF. It’s down to about 9% now in legacy consolidated and about 2% in SureWest. So the combined pro forma company will be about 6%.

And again, we’ve been demonstrating that we’ve been able to manage those reductions, and quite frankly the current rules if they’re implemented as we understand them will be no more dramatic than that. And in fact, in the short-term, we’ll have a bit of a positive impact for us.

As far as the Connect America Fund, initially right now it looks fairly modest to us on the new guideline that we’ve received. We may get something around $0.5 million and have to build out maybe 500 homes. So we’re anxious to see more of that, but quite frankly we were early in deploying fiber and shortening our loops. And that’s why 96% of our customer base can get DSL today.

<Q – Barry Sine – Drexel Hamilton LLC>: And you mentioned SureWest, I wanted to ask a question obviously they reported earlier this week. Are the RGU adds during the first quarter were a little bit late but they were launching a new Whole Home DVR in the Kansas City market, which should I guess reignite growth in 2Q on. Any thought in terms of what you saw come out of the SureWest earlier this week?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Not really. We were – what they’ve reported were right in line with what we had expected and saw in our due diligence. So, the revenue was up almost 4%, and when you start looking at connections or RGUs the way they report them, those have seasonal and quarterly fluctuations. And so, basically no surprises and what we expected?

<Q – Barry Sine – Drexel Hamilton LLC>: And my last question in terms of the financing for the transaction. I think you’ve talked about potentially going out to market with a debt offering to offset the bridge line and permanently fund the deal. Any update in terms of the timing of that and the price stock you’re seeing on that?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Barry, this is Steve. Basically where we’re at relative to the timing for close based [ph] on the fact (21:49) our February credit amendment, we now have [ph] escrow concern (21:52) you can go at anytime, we’re evaluating when we go to market we would expect to be there. We would expect to be in the market within the next couple of weeks. And with price stock, I don’t want an open negotiation today, so we’ll probably [ph] select them (22:07), let the road show take care of itself.

<Q – Barry Sine – Drexel Hamilton LLC>: I didn’t think you would answer that but I had to ask. Thank you very much.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: I appreciate that. Just thinking about your earlier question on the triple play, we have roughly 33,000 video customers and 90% of them take the triple play.

Operator:  Our next question comes from Frank Louthan with Raymond James. Please go ahead with your question.

<Q – Frank Louthan – Raymond James & Associates>: Okay. Couple of questions. One, just on that comp that you mentioned the dividend, can you be just very specific, anything that you see over the next 12 to 18 months in your business that was in anyway – have you considered cutting the dividend?

I think it sounds like you’ve been very dedicated to that, but we’ve clearly seen it’s not the dividend cuts, just I’m giving you an opportunity to address investors on that. And then with that, what sort of your – how should we think about your philosophy on excess cash after the SureWest transaction? What do you plan to do with excess cash after paying dividends? Thank you.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Hey, good morning, Frank. As far as cutting our dividend that’s obviously a Board decision. And being a public company, the Board looks at every – all aspects of our business each quarter. I will tell you though that as you’ve seen over the last seven years that we’ve been publically, we’ve been reducing our payout ratio and our focus has been to the second part of your question on the excess cash to delever.

So we’re focused on both of those. We see nothing in fact with revenue now starting to grow and with the [ph] service (24:02) transaction where we should be able to grow revenue. We published some fairly conservative estimates on our synergies. We’re very confident in our payout ratio and our focus will be on delivering solid results and delevering the company’s balance sheet.

<Q – Frank Louthan – Raymond James & Associates>: Okay, great. Thank you.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: And not cutting the dividend.

<Q – Frank Louthan – Raymond James & Associates>: Okay, great. Thank you. And can you characterize the access lines that you did lose. Can you give us an idea what sort of the breakdown is a commercial versus residential and what sort of the ARPU on those lines that you’re losing relative to your base of more loyal customers. And with the 16% growth year-over-year on video, that’s sort of a good run rate you expect to be able to continue double-digit sub-growth for the next 12 months?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, on the losses, Frank, they’re about two to one [indiscernible] (25:01) this quarter. And we’re still seeing some business rationalized lines and re-group et cetera. So it’s about a two to one, I can get you the exact number. But the biz exceeded the rest to some extent. On the lines on the resi side, it’s about $20 ARPU on the losses. And I would just tell you that the port-outs that we monitor regularly. They are steady to declining. So we’ve seen a nice drop in the port-outs overtime and that’s reflected in our sub 4% [ph] wiring loss (25:47).

<Q – Frank Louthan – Raymond James & Associates>: Okay. And on the video sub-growth?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Well, I’m sorry, yes. That’s a good number, because we – again, we’re only penetrated at 17% and we see – we’ve seen nice upside potential there and some of are bundling, the triple play is working, the product performance has been enhanced. And so we’re very confident that we can continue that kind of growth rate, and we have 30% penetration in some of our early markets.

<Q – Frank Louthan – Raymond James & Associates>: Okay, great. That’s very helpful. Thank you.

Operator:  Our next question comes from Donna Jaegers with D. A. Davidson. Please go ahead with your question.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Hi, guys. Just a question, I guess, on since you’ve been visiting with a lot of the SureWest people, any big – obviously they have a lot of experience in IPTV, I was just curious if you can comment on anything that they’re doing widely different from how you guys run your IPTV operation?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yeah, Donna. Well, first of all, let me complement. We’ve been thrilled with the quality and cooperativeness of the people. We’re going to be able to put these two companies together and take the best of the processes and the technology and the people, so we’re very excited. To your broader question about, are they doing things differently? Not really. Their approach to the market is about the same. Some of the advertising because of the densities of that market, they’re using some things a little differently, but the playbook is similar and just some fine-tuning for some of the individual market characteristics on the IPTV side.

<Q – Donna Jaegers – D. A. Davidson & Co.>: Okay, thanks.

Operator:  Our next question comes from [ph] George Whiteside (27:54) with SWS Financial Services. Please go ahead with your question.

<Q>: Good morning. Could you give us some additional color on the 1.25% increase in some of your debt, is that because of the valuation of your overall debt position or is that...?

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: I can tell you. This is Steve. The 125 basis point increase on the term debt, if you remember back in June 2011, we went to the mark which our bank group and [indiscernible] (28:33) extent. We took about 46% of our debt moved the maturity out three years, so everything – prior to that, everything was a [ph] bold (28:42) maturity at December 31, 2014 and in that coupon on the existing debt was 215 basis points in the LIBOR floor with the amendment, we got 46% of that to move three years. And for that, the coupon, the extended debt moved up by 125 basis points. So as for March, the overall effective cost of our debt, including 60% acquisition with respect to hedges, our average cost of debt is about 4.9% going forward.

<Q>: That’s certainly favorable. It’s good to have you remind us of your earlier steps in this process.

<A – Steven Childers – Consolidated Communications Holdings, Inc.>: Thank you.

<Q>: My next question or maybe it’s more of a statement. I view your operations as cash flow focused, and that the net income per se isn’t the end all and be all in terms of how you measure your success. Is that a reasonable assumption?

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: I think it’s very accurate. We are very focused on cash flow. We think adjusted EBITDA as defined in our current credit agreement is really the right measurement for cash flow, how we measure profitability. If you look at net income on a pure GAAP basis, our earnings are going to be diluted because we’re based on multiple acquisitions with high amortization cost.

Our leverage is a little bit obsolete, maybe higher interest costs. So, as Bob mentioned earlier, pro forma for the SureWest transaction, it will be deleveraging for us. Our new target leverage will be about three and a half times for the – on the other side of transaction. And it will continue to sustain our cash flow, including payout ratio relative to the dividend and et cetera. So we think we share your analogy on how to look at our business.

<Q>: And it’s totally understandable because to a certain degree you’re capital intensive and therefore you’re building up an asset base that can be depreciated over time, and this certainly would be one of the factors that influence net income versus the cash flow.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: That’s correct. Thank you.

<Q>: Thank you.

Operator:  Our next question comes from Jennifer Fritzsche with Wells Fargo. Jennifer, your line is open.

<Q – Jennifer Fritzsche – Wells Fargo Securities LLC>: I’m sorry. It was muted. Hi, thank you. Good quarter. I just wanted to ask a bigger picture question. As you acquire SureWest and increase your fiber exposure, there has been a lot of M&A in the industry around that – around the fiber [indiscernible] (31:41) model. I guess bigger picture, if you look out where this company is evolving, would you say you’re kind of certainly not moving away from the ILEC model, but enhancing that fiber component. Is that something you can see growing and if you can offer any sort of – quantify that in any way because that seems to be an area of strong growth potential.

<A – Robert Currey – Consolidated Communications Holdings, Inc.>: Yes, Jenifer, that’s spot on. We’ve been moving obviously to more fiber for a decade now. And this transaction just enhances that. And we started making that move, as I said, with fiber. But the last couple of years too we’ve started to focus on our transport network in Texas, the CLEC in Pennsylvania, business growth, data centric, the wireless backhauls, the capacity upgrades that businesses need. So all of that, while we’re not certainly leaving the resi markets and that’s why our focus is on the triple play and not just on voice. But clearly, the wholesale and business markets are a lot more of our business today and will be in the future and there will be Fiber Bridge.

<Q – Jennifer Fritzsche – Wells Fargo Securities LLC>: Thanks a lot.

Operator:  I’m not showing any other questions in the queue. I’d like to turn it back over to Mr. Bob Currey for closing comments.

Robert J. Currey, President, Chief Executive Officer & Director

Thank you, Shan, and thank all for you for joining us today and for your continued interest and support of Consolidated Communications. I hope to be talking to all of you in August. Thanks and have a great day.

Operator:  Thank you. Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the conference. You may now disconnect. Good day.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” “intend,” “plan, “target,” “project,” “should,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition of SureWest Communications (“SureWest”), successfully integrate the operations of SureWest and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and SureWest, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to repay or refinance it or incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; changes in the valuation of pension plan assets; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; regulatory changes, including changes to subsidies, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and SureWest’s service areas; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s or SureWest’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes on the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and SureWest’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, SureWest or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Proxy Statement/Prospectus

This material is not a substitute for the joint proxy statement/prospectus the Company and SureWest filed with the Securities and Exchange Commission on March 28, 2012, which, as amended, was declared effective on April 24, 2012. Investors in the Company or SureWest are urged to read the joint proxy statement/prospectus, which contains important information, including detailed risk factors. The joint proxy statement/prospectus is, and other documents which will be filed by the Company and SureWest with the Securities and Exchange Commission will be, available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to SureWest Communications, 8150 Industrial Avenue, Building A, Roseville, California 95678, Attention: Investor Relations. The definitive joint proxy statement/prospectus was first mailed to the Company’s stockholders and shareholders of SureWest on May 1, 2012.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and SureWest, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of SureWest is set forth in SureWest’s Form 10-K for the year ended December 31, 2011. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive joint proxy statement/prospectus for such proposed transactions.